April 15, 2013

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re:	California Gold Corp.

Amendment No. 5 to Registration Statement on Form S-1

Filed March 7, 2013

Amendment No. 6 to Registration Statement on Form S-1

Filed March 8, 2013

File No. 333-179466

Form 10-K for the Fiscal year Ended January 31, 2012

Filed May 2, 2012

Amendment No. 2 to Form 10-K for the Fiscal year Ended January 31, 2013

Filed March 15, 2012

File No. 333-134549

Dear Mr. Reynolds:

On behalf of our client, California Gold Corp. (the “Company”), we are submitting this letter in response to your comments in the letter from you to Mr. James D. Davidson, Chief Executive Officer of the Company, dated March 22, 2013 (the “Letter”). The Company concurrently is filing Amendment No. 7 to the Registration Statement on Form S-1 (the “Amendment”), which incorporates the revisions discussed below.

For your convenience, we have listed below in bold your comments from the Letter, together with responses by us on behalf of the Company. Please note that the responses are based on information provided to us by the Company. In addition, we are enclosing with the copy of this letter being sent to you by email a black lined copy of the Amendment marked against the Form S-1 Amendment No. 5 filed with the Securities and Exchange Commission (the “Commission”) on March 7, 2013.

Use of Proceeds, page 22

1.	The amounts allocated at the 75% level are greater than the proceeds that would be raised at this level. Please reconcile.

Response: In response to the Staff’s comment, the Company has revised the use of proceeds table to correctly reflect the application of funds at the 75% level and has added language to the disclosure indicating that, at the 75% level, remediation costs would have to come out of capital reserves.

John Reynolds

Securities and Exchange Commission

April 15, 2013

Directors, Executive Officers, Promoters and Control Persons, page 45

2.	Please disclose your response to comment 4 of our letter dated February 26, 2013 in this section.

Response: In response to the Staff’s comment, the Company has added the requested disclosure to the prospectus.

Certain Relationships and Related Transactions, page 55

3.	We note your responses to comment 11 of our letter dated January 18, 2013 and comment 6 of our letter dated February 26, 2013. However, Item 2 of your Form 10-K states that your corporate headquarters are located at the offices of Incorporated Communication Services, a company owned by one of your majority stockholders. Please reconcile or advise.

Response: In response to the Staff’s comment, the Company has revised its disclosure for item 2 in its Form 10-K to remove the incorrect reference to ICS being owned by one of the Company’s majority stockholders.

Exhibits

4.	We reissue comment 7 of our letter dated February 26, 2013. We note a number of agreements that were filed but not executed. Please file the executed agreements.

Response: In response to the Staff’s comment, the Company has revised its filing to include the exhibits that did not have conformed signatures with signatures now conformed.

Form 10-K for the Fiscal year Ended January 31, 2012

Item 5. M arket for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 36

Recent Sales of Unregistered Securities, page 38

5.	Please revise to include the sales of unregistered securities that occurred during the fiscal year ended January 31, 2012. We note, for example, the transactions disclosed on page II-2 of your Form S-1. See Item 5 of Form 10-K and Item 701 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure as requested.

John Reynolds

Securities and Exchange Commission

April 15, 2013

Item 10. Directors, Executive Officers and Corporate Governance, page 47

6.	Please revise to add back the disclosure in this section regarding Mr. Rector. The disclosure in the Form 10-K is as of the fiscal year end. Since Mr. Rector was a director on that date, disclosure is required pursuant to Item 401 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the Form 10-K to add back the disclosure relating to Mr. Rector’s position as a director of the Company.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

7.	Please revise to identify the natural persons who maintain voting or investment control over each entity listed in the table. We note, for example, E&P Fund Ltd.

Response: In response to the Staff’s comment, the Company has revised this item to identify the natural persons who maintain control over the listed entity.

Signatures

8.	Please revise to identify your controller or principal accounting officer. See General Instruction D.(2)(a) to Form 10-K.

Response: In response to the Staff’s comment, the Company has revised the Form 10-K signature line to identify its principal accounting officer.

In responding to our periodic report comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: In response to the Staff’s comment, the Company has provided a separate written statement acknowledging the three points set forth immediately above..

John Reynolds

Securities and Exchange Commission

April 15, 2013

If you have any questions with respect to this letter, please contact me at 212-400-6900. Thank you for your consideration.

Very truly yours,

/s/ Paul C. Levites
Paul C. Levites, Esq.

cc:	Pamela Howell, Special Counsel; Ronald E. Alper, Staff Attorney

Securities and Exchange Commission

James D. Davidson, Chief Executive Officer

California Gold Corp.